Mail Stop 4561

November 8, 2007

Via U.S. Mail and Fax (619) 325-0702
Mr. David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, CA 92121

   RE: **Bio-Matrix Scientific Group, Inc.**
      Form 10-KSB for the period ended September 30, 2006
      Filed January 10, 2007
      File No. 0-32201

Dear Mr. Koos:

   We have reviewed your amendment filed November 1, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   After reviewing the revisions, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 11

1. We note that the report of your independent registered public accounting firm indicates that the financial statements for the period ended December 31, 2005 were audited by a prior auditor. Please file an amendment to include the report of your prior independent registered public accounting firm.

General

2. Please file amendments to all periodic filings affected by the transaction on July 3, 2006.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief